Exhibit 21.1

Subsidiaries of Synchronoss Technologies, Inc.

Listed below are subsidiaries of Synchronoss Technologies, Inc. as of December 31, 2013 with their jurisdictions of organization shown in parentheses. Those subsidiaries not listed would not, in the aggregate, constitute a “significant subsidiary” of Synchronoss Technologies, Inc., as that term is defined in Rule 1-02(w) of Regulation S-X.

Subsidiary Name	Place of Incorporation of Organization
Synchronoss Software Ireland Ltd	Ireland
Synchronoss Technologies Ireland Ltd.	Ireland
Synchronoss Technologies France, SAS	France
SpatialInfo Pty Ltd	Australia